Exhibit 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in this Registration Statement on Form S-8 of our reports dated April 1, 2009, relating to the consolidated financial statements and financial statement schedule of UTi Worldwide Inc. and subsidiaries (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the Company’s adoption of Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109) and the effectiveness of the UTi Worldwide Inc. and subsidiaries’ internal control over financial reporting, appearing in the Annual Report on Form 10-K of UTi Worldwide Inc. and subsidiaries as of and for the year ended January 31, 2009.
/s/ DELOITTE & TOUCHE LLP
Los Angeles, California
July 17, 2009